As filed with the Securities and Exchange Commission on February 25, 2005

File Nos. 333-69326 and 811-10495

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No.__8 ___	[X]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 10	[X]

Fort Pitt Capital Funds

(Exact Name of Registrant as Specified in Charter)

790 Holiday Drive, Foster Plaza Eleven, Pittsburgh, Pennsylvania 15220

(Address of Principal Executive Offices) (Zip Code)

(412) 921-1822
(Registrant’s Telephone Number, Including Area Code)

Chad Fickett, 615 East Michigan Street, Milwaukee, WI 53202
(Name and Address of Agent for Service)

Copies to:

John W. Lewis, Esq. Gregory A. Gross, Esq.
Metz Lewis, LLC
11 Stanwix Street, 18th Floor
Pittsburgh, PA 15222

As soon as practicable after this Registration Statement is declared effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective (check appropriate box):

[   ]      immediately upon filing pursuant to paragraph (b).
[X]      on February 28, 2005 pursuant to paragraph (b).
[   ]      60 days after filing pursuant to paragraph (a)(1).
[   ]      on (date) pursuant to paragraph (a)(1).
[   ]      75 days after filing pursuant to paragraph (a)(2).
[   ]      on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate check the following box:
[	] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1)    Facing sheet of the Registration Statement
(2)    Part C of the Registration Statement (including signature page)

    The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendement No. 7 to this Registration Statement (File No. 333-69326) filed on February 24, 2005.  There have ben no changes to the Prospectus or Statement of Additional Information.

    This amendment is being filed in order to file as Exhibit 99.j to Post-Effective Amendment No. 7 to this Registration Statement, the consent of certified public accountants of Tait, Weller and Baker, certified public accountants for the Registrant.

FORT PITT CAPITAL FUNDS

PART C

OTHER INFORMATION

ITEM 22.    EXHIBITS

(a)	Declaration of Trust
(i)	Certificate of Trust - dated August 17, 2001(1)
(ii)	Agreement and Declaration of Trust - dated August 17, 2001(1)

(b)	Bylaws (2)

(c)	Instruments Defining Rights of Security Holders — Incorporated by reference to Article III and V of the Agreement and Declaration of Trust and Article II of the Registrant’s Bylaws.

(d)	Investment Advisory Agreement
(i)	Investment Advisory Agreement (3)
(ii)	Expense Waiver and Assumption Agreement (3)

(e)	Distribution Agreement (3)

(f)	Bonus or Profit Sharing Contracts — Not applicable.

(g)	Custody Agreement (2)

(h)	Other Material Contracts
(i)	Fund Administration Servicing Agreement (2)
(ii)	Transfer Agent Servicing Agreement (2)
(iii)	Fund Accounting Servicing Agreement (2)
(iv)	Joint Fidelity Insured Agreement (2)
(v)	MFx Access Agreement (2)

(i)	Opinion and Consent of Counsel (2)

(j)	Other Opinions
(i)	Consent of Certified Public Accountants - filed herewith.
(ii)	Power of Attorney (2)

(k)	Omitted Financial Statements — Not applicable.

(l)	Agreement Relating to Initial Capital (2)

(m)	Rule 12b-1 Plan (3)

(n)	Rule 18f-3 Plan - Not Applicable

(o)	Reserved.

(p)	Code of Ethics
(i)	Adviser and Registrant Code of Ethics (4)
(ii)	Adviser Code of Ethics (4)
__________________
(1)  Incorporated by reference to Registrant’s Initial Registration Statement on Form N-1A (Registrant’s File Nos. 333-69326 and 811-10495) filed with the Securities and Exchange Commission on September 13, 2002.
(2)  Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-69326 and 811-10495) filed with the Securities and Exchange Commission on December 20, 2002.
(3)  Incorporated by reference to Registrant’s Post-Effective Amendment No. 4 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-69326 and 811-10495) filed with the Securities and Exchange Commission on May 14, 2004.
(4)  Incorporated by reference to Registrant’s Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-69326 and 811-10495) filed with the Securities and Exchange Commission on February 24, 2005.

ITEM 23.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

None.

ITEM 24.    INDEMNIFICATION.

Reference is made to Article VII, Section 2 of the Registrant’s Agreement and Declaration of Trust and Article VI of the Registrant’s By-Laws.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

ITEM 25.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR.

Fort Pitt Capital Group, Inc., the investment advisor to the Fort Pitt Capital Total Return Fund series, provides investment advisory services consisting of portfolio management for a variety of individuals and institutions and has approximately $692 million in assets under management. See Part B - Statement of Additional Information for more information.

ITEM 26.    PRINCIPAL UNDERWRITER.

 (a)    Quasar Distributors, LLC, the Registrant’s principal underwriter, acts as principal underwriter for the following investment companies:

Advisors Series Trust	Harding, Loevner Funds, Inc.
AHA Investment Funds	The Hennessy Funds, Inc.
Allied Asset Advisors Funds	The Hennessy Mutual Funds, Inc.
Alpine Equity Trust	Intrepid Capital Management
Alpine Series Trust	Jacob Internet Fund Inc.
Alpine Income Trust	The Jensen Portfolio, Inc.
AIP Alternative Strategies Funds	Julius Baer Funds
Brandes Investment Trust	Kensington Funds
Brandywine Blue Funds, Inc.	Kirr Marbach Partners, Funds, Inc.
Brazos Mutual Funds	Light Revolution Fund
Bridges Fund	LKCM Funds
Buffalo Funds	Masters’ Select Funds
Buffalo Balanced Fund	Matrix Advisors Value Fund, Inc.
Buffalo High Yield Fund	Monetta Fund, Inc.
Buffalo Large Cap Fund	Monetta Trust
Buffalo Small Cap Fund	MP63 Fund
Buffalo U.S. Global Fund	MUTUALS.com
CCM Advisors Funds	NorCap Funds
CCMA Select Investment Trust	Optimum Q Funds
Country Mutual Funds Trust	Permanent Portfolio Funds
Cullen Funds Trust	Primecap Odyssey Funds
Everest Funds	Professionally Managed Portfolios
First American Funds, Inc.	Prudent Bear Funds, Inc.
First American Investment Funds, Inc.	Rainier Funds
First American Strategy Funds, Inc.	Summit Funds
FFTW Funds, Inc.	Thompson Plumb
Fort Pitt Capital Funds	TIFF Investment Program, Inc.
Fremont Funds	Trust For Professional Managers
Glenmede Fund, Inc.	Wexford Trust
Guinness Atkinson Funds

(b)    To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike	President, Board Member	None
Donna J. Berth	Treasurer	None
Joe Redwine	Board Member	None
Bob Kern	Board Member	None
Eric W. Falkeis	Board Member	None
Teresa Cowan	Assistant Secretary	None
The address of each of the foregoing is 615 East Michigan Street, Milwaukee, Wisconsin, 53202.

 (c)    Not applicable.

ITEM 27.    LOCATION OF ACCOUNTS AND RECORDS.

The accounts, books or other documents of the Registrant required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be located at the offices of the Registrant and at additional locations as follows:

Name	Address
Fort Pitt Capital Group, Inc.	790 Holiday Drive Foster Plaza Eleven Pittsburgh, PA 15220

Registrant’s Fund Accountant, Administrator, Fulfillment Servicing Agent and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202

Registrant’s Custodian	U.S. Bank, N.A. 425 Walnut Street Cincinnati, OH 54202

Registrant’s Distributor	Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

 ITEM 28.    MANAGEMENT SERVICES.

All management-related service contracts are discussed in Parts A or B of this Registration Statement.

ITEM 29.    UNDERTAKINGS.

None.

SIGNATURES

Pursuant to the requirements of Rule 485(b) under the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in Pittsburgh, Pennsylvania on the 25th day of February 2005.

Fort Pitt Capital Funds
(Registrant)

By: /s/ Thomas P. Bellhy*
Thomas P. Bellhy

President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ Thomas P. Bellhy* Thomas P. Bellhy	Chairman, President and Trustee	February 25, 2005

/s/ Douglas W. Kreps Douglas W. Kreps	Executive Vice President, Secretary and Trustee	February 25, 2005

/s/ Robert J. Dickson* Robert J. Dickson	Independent Trustee	February 25, 2005

/s/ Peter R. Anderson* Peter R. Anderson	Independent Trustee	February 25, 2005

/s/ Ronald V. Pellegrini* Ronald V. Pellegrini	Independent Trustee	February 25, 2005

/s/ Charles A. Smith* Charles A. Smith	Executive Vice President, Treasurer and Chief Investment Officer	February 25, 2005

* By: /s/ Douglas W. Kreps Douglas W. Kreps

Attorney-in-Fact pursuant to the Power of Attorney filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (Registrant’s File Nos. 333-69326 and 811-10495) filed with the Securities and Exchange Commission on December 20, 2001 and incorporated by reference herein.

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EXHIBIT INDEX

Exhibit	Exhibit No.

Consent of Independent Public Accountants	EX-99.j.1.